Thacher Proffitt	Thacher Proffitt & Wood LLP Two World Financial Center New York, NY 10281 (212) 912-7400

Fax: (212) 912-7751 www.tpw.com

April 25, 2006

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Filing Desk

Renaissance Mortgage Acceptance Corp.
Registration Statement on Form S-3/A relating to Mortgage Pass-Through
Certificates and Mortgage-Backed Notes, to be combined with Registration
Statement No. 333-122940  pursuant to Rule 429

Ladies and Gentlemen:

On behalf of Renaissance Mortgage Acceptance Corp. (the “Registrant”), we have caused to be filed with you electronically under EDGAR, the captioned registration statement on Form S-3/A. In addition, we have been advised that payment of the filing fee, in the amount of $107.00 was previously paid to you.

The objective of the above-captioned Registration Statement is to respond to the SEC Comment Letter to Renaissance Mortgage Acceptance Corp. dated April 13, 2006. These comments and our corresponding responses may be found below. Please do not hesitate to contact us with any questions you may have.

General

1.    We note your response to our prior comment 2 and that final versions of operative agreements will be filed as soon as practicable following the closing date. Please confirm that you will file your agreements as soon as practicable and be in compliance with 1934 Act reporting requirements. Refer to Form 8-K.

We confirm that we will file all operative agreements as soon as practicable following the closing date and we will be in compliance with all applicable 1934 Act reporting requirements.

Prospectus Supplement 1

Cover Page

2.    We note your response to our prior comment 7 and reissue the comment in part. Please revise the cover page to accurately reflect the language wider Item 1102(d) of Regulation AB, including that the securities “do not represent the obligations of or interest in the sponsor, depositor or any of their affiliates.”

Please refer to the revised disclosure on the cover page.

3.    We note your response to our prior comment 8 and revised disclosure. Please revise to indicate the day of each month that the distribution date will be.

 Please refer to the revised disclosure on the cover page.

4.    Please Identify Delta Funding Corporation as the sponsor on the cover page or advise. Refer to Item 1102(a) of Regulation AB.

Please refer to the revised disclosure on the cover page.

Important Notice about Information, page S-2

5.    We note your disclosure that the description of your certificates in the prospectus supplement may differ from the description in the prospectus. Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise accordingly.

We confirm that any disclosure regarding the certificates in a prospectus supplement will only enhance and will not contradict, the disclosure in the base prospectus.

Prospectus Supplement 2

   6.    Identify the sponsor on the cover page. Refer to Item 1102(a) of Regulation AB.

   Please refer to the revised disclosure on the cover page.

Credit Enhancement, page S-10

7.    Please summarize of how losses not covered by enhancements/support will be allocated to the certificates.

Please refer to the revised disclosure on page S-10.

Legal Action Pending, page S-22

8.    Please confirm you will disclose any legal proceedings pending against the sponsor, depositor, trustee, issuing entity, servicer, originator or other party that is material to the certificate holders. Refer to Item 1117 of Regulation AB.

We confirm that we will disclose any legal proceedings pending against the sponsor, depositor, trustee, issuing entity, servicer, originator or other party that is material to the certificateholders.

Form of Reports to the Certificateholders, page S-72

9.    Refer to the third to last paragraph in this section. Please delete the disclaimer regarding third party information.

Please refer to the revised disclosure on page S-72.

Base Prospectus

The Seller and the Originator, page 2

10.     Please include information under Item 1110 of Regulation AB for any originator that originates or is expected to originate 10% or more of the pool assets.

It is not anticipated that the mortgage loans of any originator other than Delta Funding Corporation will be included in any transaction. However, to the extent that an originator other than Delta Funding Corporation constituted more 10% or more of the pool assets, the disclosure required under Item 1110 of Regulation AB will be included in the related Prospectus Supplement.

Enhancement, page 26

11.      We note your response to our prior comment 29, but we do not see added bracketed disclosure for providing financial information   under Item 1114 for credit enhancement. Please revise or advise.

    Please refer to the revised disclosure on page S-76 of each prospectus supplement.

    If you require any additional information, please call the undersigned at (212) 912-7550.

        Very truly yours,

                                    /s/ Mark A. Russo

        Mark A. Russo